UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(AMENDMENT NO. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

OCCIDENTAL PETROLEUM CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

674599 162
(CUSIP Number of Class of Securities)

Nicole E. Clark
Vice President, Chief Compliance Officer and Corporate Secretary
5 Greenway Plaza, Suite 110
Houston, Texas 77046
(713) 215-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH A COPY TO:
Andrew J. Pitts
Cravath, Swaine & Moore LLP
2 Manhattan West
375 Ninth Avenue
New York, New York 10019
Telephone:  (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (together with any exhibits and annexes attached hereto, this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 3, 2025 (the “Original Schedule TO”), by Occidental Petroleum Corporation, a Delaware corporation (the “Company”), relating to an offer by the Company to the holders of the Warrants to exercise such Warrants at a temporarily reduced exercise price of $21.30 per Warrant, upon the terms and subject to the conditions set forth in the Offer to Exercise Warrants to Purchase Common Stock of Occidental Petroleum Corporation dated March 3, 2025 (the “Offer to Exercise”) filed as Exhibit (a)(1)(B) to the Original Schedule TO.

This Amendment No. 1 should be read together with the Original Schedule TO and its exhibits. This Amendment No. 1 is made to amend and supplement certain items of the Original Schedule TO. Only those items being amended are reported in this Amendment No. 1. Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported on the Original Schedule TO. Capitalized terms used but not defined herein have the meanings ascribed to them in the Original Schedule TO.

Amendments to the Schedule TO

ITEM 4 (Terms of the Transaction) is hereby amended and supplemented to include the following:

(a)—(b) The Offer to Exercise expired at 5:00 p.m. (Eastern Time) on March 31, 2025. 41,941,075 Warrants to purchase an aggregate of 41,941,075 shares of Common Stock were tendered and not validly withdrawn (including 69,166 Warrants tendered pursuant to the guaranteed delivery procedures available pursuant to the Offer). The Company will issue 41,871,909 shares of Common Stock and receive $891.9 million of aggregate proceeds in respect of the Warrants exercised, excluding the Warrants tendered pursuant to the guaranteed delivery procedures. If all of the guaranteed deliveries are consummated in accordance with the terms of the Offer to Exercise, the Company will issue an additional 69,166 shares of Common Stock and receive an additional $1.5 million of aggregate proceeds in respect of the Warrants tendered pursuant to guaranteed delivery. The Warrants that were not tendered and exercised in connection with the Offer to Exercise remain in effect at an exercise price of $22.00 per Warrant. A copy of the press release is filed as Exhibit (a)(5)(C) to this Amendment No. 1 and is incorporated by reference herein.

ITEM 12 (Exhibits) is hereby amended and supplemented to include the following:

(a)	(5)(C) Press release, dated April 1, 2025.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 1, 2025	OCCIDENTAL PETROLEUM CORPORATION

	By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President, Chief Compliance Officer and Corporate Secretary